Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1                    Name and Address of Company

AltaGas Ltd. (“AltaGas” or the “Corporation”)

1700, 355 — 4th Avenue, S.W.

Calgary, Alberta

T2P 0J1

Item 2                            Date of Material Change

July 22, 2019.

Item 3                    News Release

A news release disclosing the material change was issued on July 22, 2019 through the news wire services of Cision.

Item 4                            Summary of Material Change

On July 22, 2019, the Corporation announced that it had entered into a definitive agreement for the sale of its portfolio of U.S. distributed generation assets held by its subsidiaries WGL Energy Systems, Inc. and WGSW, Inc., to TerraForm Power, Inc., an affiliate of Brookfield Asset Management, for total gross proceeds of approximately $940 million (US$720 million).

Item 5                            Full Description of Material Change

AltaGas announced on July 22, 2019 that it had entered into a definitive agreement for the sale of its portfolio of U.S. distributed generation assets held by its subsidiaries WGL Energy Systems, Inc. and WGSW, Inc., to TerraForm Power, Inc., an affiliate of Brookfield Asset Management, for total gross proceeds of approximately $940 million (US$720 million), subject to customary closing conditions. The transaction is expected to close in the third quarter of 2019.

The portfolio of U.S. distributed generation assets consists of 322 megawatts (MW) of contracted distributed generation assets located in 20 states and in the District of Columbia. Included in the portfolio are 291 MW of commercial and industrial solar comprised of both wholly owned assets and interests in tax equity partnerships, 10 MW of fuel cells and 21 MW of residential solar assets.

With this transaction, AltaGas has announced or completed approximately $1.3 billion of its $1.5 - $2.0 billion asset sales program targeted for 2019.

Item 6                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                            Omitted Information

Not applicable.

Item 8                    Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Bradley B. Grant

Executive Vice President and Chief Legal Officer

AltaGas Ltd.

Tel: (403) 691-7575

Item 9                            Date of Report

July 31, 2019.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “will”, “plan”, “anticipate”, “believe”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. In particular, this document contains forward-looking statements with respect to, among other things, transaction closing dates, strategy and anticipated asset sales. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: timing for the closing of the sale of the U.S. distributed generation assets, and anticipated asset sales in 2019. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2018. Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this document. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this document, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.